FILED BY GULFTERRA ENERGY PARTNERS, L.P.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
COMMISSION FILE NO.: 1-11680

GULFTERRA ENERGY PARTNERS, L.P. (“GULFTERRA”) AND ENTERPRISE PRODUCTS PARTNERS L.P. (“ENTERPRISE”) WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING GULFTERRA, ENTERPRISE AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF GULFTERRA AND ENTERPRISE SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT GULFTERRA AND ENTERPRISE AT THE SEC’S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

GULFTERRA AND ENTERPRISE AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN GULFTERRA’S AND ENTERPRISE’S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

GulfTerra Energy Partners L.P. (“GulfTerra”) is filing relevant excerpts from the transcript of its May 4, 2004 earnings release conference call which relate to the proposed merger between Enterprise and GulfTerra Energy Partners, L.P.

ECI CONFERENCE CALL SERVICES, LLC TRANSCRIPT OF CONFERENCE CALL

     ECI Conference Call Services, LLC Conference Call Transcript

     GTM – 1Q2004 GulfTerra Energy Partners L.P. Earnings Conference Call

     Event Date/Time: May 4. 2004 / 11:30AM ET

CORPORATE PARTICIPANTS

     Drew Cozby

     GulfTerra Energy Partners – Director, MLP Finance and Investor Relations

     Robert G. Phillips

     GulfTerra Energy Partners –Chairman and CEO

     William G. Manias

     GulfTerra Energy Partners – VP and CFO

     James Lytal

     GulfTerra Energy Partners – President

CONFERENCE CALL PARTICIPANTS

     Ross Payne

     Wachovia Securities – Analyst

     Yves Siegel

     Wachovia Securities – Analyst

     Mark Easterbrook

     RBC Capital Markets – Analyst

PRESENTATION

Robert G. Phillips – GulfTerra Energy Partners – Chairman and CEO

This is one of the best quarters that I think we have ever delivered at GTM, and certainly shows that we are hitting on all eight cylinders as we move forward towards the merger with Enterprise later this year. Let me start with some thoughts on the merger.

I’ll talk a little bit about the midstream sector, and then point out a few highlights from the quarter that Bill and James will give you much more detail on in their presentations. I think the merger transition process is going very well. We’re making good progress with the FTC. We hope to file the S-4 with the SEC fairly soon. And we’re clearly ahead of schedule on the integration front. I’m now looking for better synergies than the original $30 million that we originally projected, and I’m very pleased with how the two partnerships are beginning to fit together.

We are in the design phase of the organization, designing the organization this month, and will start staffing the post-merger organization on a pro forma basis later in the month. We’ve had very good retention at GulfTerra during the transition period. We have over 40 sub-teams actively engaged in the new company design phase.

We think we’re going to deliver an outstanding organization once the merger is complete. There was a recent announcement that Enterprise will acquire, at closing, an additional 40 percent of the general partner of Enterprise after the merger, leaving El Paso with less than 10 percent ownership.

I think this is a very positive transaction in a number of respects. It clearly makes the FTC review process less complicated, provides, I think, the same corporate governance benefits as the Goldman Sachs structured deal that we put in place in October of 2003, without the uncertainty of future ownership. And it makes a definite statement about the long-term commitment that Dan Duncan and the Enterprise management team have to GulfTerra, our employees, and our assets.

We’re very pleased with the result of that transaction.

Robert G. Phillips – GulfTerra Energy Partners – Chairman and CEO

In summary, the merger is on track. We’re very excited about being a part of the Enterprise team. Continue to think it will make a great combination of complementary assets and businesses, with a skilled management group and a low cost of capital, clear ownership and commitment to long-term growth. We continue to be excited about the – the opportunities with Enterprise.

William G. Manias – GulfTerra Energy Partners – VP and CFO

And before I end, I’d like to cover a few financial transactions that we’ve executed since the beginning of the year. At the end of March, we terminated our $250 million fixed to floating swap on our 8.5 percent senior sub-notes. We entered into an eight-year swap in July in order to achieve a more favorable ratio of fixed to floating rate debt and given our view of interest rates at the time. But knowing that the swap will be terminated when the underlying debt was refinanced with the Enterprise merger, we made the decision to terminate the swap early, as rates had declined to a level where we could terminate at zero cost to GulfTerra.

QUESTION AND ANSWER

Yves Siegel – Wachovia Securities – Analyst

Yes. Thank you. Good morning, everybody. Just a couple – one, for you, Bob. What makes you feel so confident in terms of exceeding that $30 million of cost savings? And what kind of magnitude are you thinking about?

Robert G. Phillips – GulfTerra Energy Partners – Chairman and CEO

Yves, we have run a very rigorous process. Starting back in late February, we engaged a third-party facilitator to come in and essentially map both organizations. We called that the current assessment phase, and it was a process of digging down deeply into the bowels of both Enterprise and GulfTerra and determining where there was duplication, where there was opportunity to lower costs through the combination, where we could take the best of either company’s processes or procedures and achieve lower operating cost, either through a work reduction or a – simply just instituting a new policy and procedure.

A perfect example would be communications, where we have some communication assets that will benefit the operations that currently exist in Enterprise. And so we would see their pro forma communication expenses go down.

We have a policy, for example, regarding – and a process by which we procure materials. We think it is a process that, if implemented across the entire organization, pro forma, that we might see some cost savings there.

In the support areas, like financial accounting and in a number of the engineering areas, we simply had duplication. And I think to the extent that we got into the organization, saw the quality of the people and designed I think a very efficient organization, we probably were a little conservative in our original estimates for the headcount reductions.

All of those taken in the aggregate probably put us in the range of $38 to $40 million of potential cost savings today. We continue to work on the design of the organization. I think we’re very hopeful there will be additional cost savings that will come out of the combination, and so we’re continuing to look at that.

Yves Siegel – Wachovia Securities – Analyst

Any sense of how long it will take to realize that $38 to $40 million?

Robert G. Phillips – GulfTerra Energy Partners – Chairman and CEO

Well, the majority of the cost savings, of course, are headcount reductions, and those would hope to be achieved largely right off the bat. With the headcount reductions, there will be – I don’t have a number to really throw out there, but I would say the vast majority of those would be employee-related cost savings right off the bat.

There will be some transition employees, particularly as we migrate computer systems, which might take several months, but we are looking at a very aggressive and ambitious system migration plan that effectively has the two companies’ systems fully integrated by the end of the year. So of all of the mergers that we’ve been through at El Paso over the years, I’ve been very impressed with not only the way the two companies have worked together, but the very clear, distinct, and efficient plans for merging the two with a lot of those cost savings just right off the bat, which would inure to the benefit of the pro forma combined company, certainly, by the fourth quarter.

Yves Siegel – Wachovia Securities – Analyst

Bill, what’s your ability to access capital between now and closing the Enterprise merger?

William G. Manias – GulfTerra Energy Partners – VP and CFO

Sure. Well, we certainly have certain provisions that we have to adhere to in the merger agreement, however, in the merger agreement, we have the ability to go out and access $100 million in equity and $100 million in short-term debt.

And to the extent we want to – we exceed that or we need to exceed that for any reasonable business purpose, the companies will get together and discuss this and agree to waive certain provisions under the merger agreement. We’ve got enough – we’ve enough capacity under our revolver right now, and with the cash flow we’ve generated, to be able to accomplish all these things that I’ve talked to you about.

Yves Siegel – Wachovia Securities – Analyst

Great.

William G. Manias – GulfTerra Energy Partners – VP and CFO

That doesn’t mean we won’t go back for some additional capital, if other opportunities arise.